UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On August 6, 2024, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the quarter ended June 30, 2024. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call and webcast on Tuesday, August 6, 2024 at 8:30 a.m. Eastern Time to discuss the Company’s second quarter and six months financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer and Karine Pinto-Flomenboim, chief financial officer. Interested persons can pre-register at any time, including up to and after the call start time at https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10191271&linkSecurityString=fd29232235. .Log-in instructions will be available after registering for the event.

The live call may be accessed by the following phone numbers:

U.S. Toll Free: 1-844-481-3015

International: 1-412-317-1880

Israel Toll Free: 1-809-212373

A telephonic replay of the conference call will be available until August 20, 2024, following the end of the conference call. To listen to the replay, dial:

U.S. Toll Free: 1-877- 344-7529

International: 1-412-317-0088

Access ID: 6889354

A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=cc5S0pC5 or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release and the earnings call contains or will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; the Company’s ability to meet the conditions to the release from escrow of the proceeds from its recent sale of convertible debentures; the Company’s ability to generate additional OEM selections and substantial orders and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated August 6, 2024*

*	The consolidated balance sheets at June 30, 2024 and December 31, 2023, the consolidated statements of operations for the three and six months ended June 30, 2024 and 2023, and the consolidated statements of cash flow for the three and six months ended June 30, 2024 and 2023 are incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: August 6, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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